On August 17, 2016, the Board approved a change to the Fund's investment strategy. The change, which relates to the Global Equity Portfolio, was implemented on or around
September 1, 2016 (the "Effective Date").

As of the Effective Date, the Fund's Global Equity Portfolio invests in a portfolio of approximately 60 to 80 US and non-US equity securities ("Global Equity Investments"), including American Depository Receipts ("ADRs"). The
Fund generally invests in securities of companies with market capitalizations greater than $2 billion and may invest in emerging markets. The Fund's net asset value, which is expressed in US dollars, may be negatively affected by the strengthening of the US dollar versus the currencies in which Global Equity Investments are denominated. The
Fund may, but is not required to, engage in currency hedging transactions with respect to Global Equity Investments denominated in non-US currencies to hedge the Fund's exposure to such currencies' fluctuations in exchange rates with the US dollar.

Emerging market countries can generally have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries. The economies of countries with emerging markets may be based predominantly on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme debt burdens or volatile inflation rates. The securities markets of emerging market countries have historically been extremely volatile. These market conditions may continue or worsen.
Investments in these countries may be subject to political, economic, legal, market and currency risks. The risks may include less protection of property rights and uncertain political and economic policies, the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses and the imposition of sanctions by other countries, such as the US. Significant devaluation of emerging market currencies against the US dollar may occur subsequent to acquisition of investments denominated in emerging market currencies.

In engaging in currency hedging transactions, the Investment Manager may not be able to accurately predict movements in currency exchange rates, and there may be imperfect correlations between movements in exchange rates that could cause the Fund to incur significant losses. Currency investments could be adversely affected by delays in, or a refusal to grant, repatriation of funds or conversion of emerging market currencies. Over-the-counter forward currency contracts and other over-the-counter derivatives transactions are subject to the risk of default by the counterparty and can be illiquid. Derivatives transactions incur costs, either explicitly or implicitly, which reduce return. Use of derivatives transactions, even when entered into for hedging purposes, may cause the Fund to experience losses greater than if the Fund had not engaged in such transactions.

Sector and country selection is an outgrowth of the Investment Manager's stock selection process. In managing
Global Equity Investments according to the Investment
Manager's bottom-up (securities-based) approach to security selection, the portfolio management team focuses on finding undervalued equities across all sectors and countries and does not set target exposures at the sector or country level.

Consideration is given to sector and industry commitments as part of the Investment Manager's risk-monitoring mechanism, and the portfolio management team draws upon the expertise of the Investment Manager's Global Risk
Management team. While there are no strict sector or country limits, sector and country weights are monitored using the MSCI All Country World Index (the "MSCI ACW
Index") as a guide.

As part of the change to the Fund's investment strategy, the Fund's benchmark index has been changed from the MSCI
World Index to the MSCI ACW Index.

Also in connection with the change the Fund's investment strategy, the fair value of non-US securities may be determined with the assistance of an independent pricing service using correlations between the movement of prices of such securities and indices of US securities and other appropriate indicators, such as closing market prices of relevant ADRs or futures contracts.